FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                3 November 2006


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1. October Traffic Statistics




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  3 November 2006



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          October Traffic Statistics



                 TRAFFIC AND CAPACITY STATISTICS - October 2006


Summary of the headline figures

In October 2006, passenger capacity, measured in Available Seat Kilometres, was
0.8 per cent above October 2005. Traffic, measured in Revenue Passenger Kilometres, was higher by 1.1 per cent. This resulted in a passenger load factor up 0.2 points versus last year, to 74.9 per cent. The increase in traffic comprised a 2.1 per cent increase in premium traffic and a 1.1 per cent increase in non-premium traffic. Cargo, measured in Cargo Tonne Kilometres,
decreased by 7.2 per cent.   Overall load factor increased by 0.5 points to 70.4
per cent.


Market conditions

Overall market conditions are broadly unchanged. Longhaul premium transfer and shorthaul premium traffic, although recovering, continue to be affected by the tighter security arrangements currently in place. As a result, total revenue is now expected to be 4.5 per cent to 5 per cent higher than last year, down half a per cent from our previous guidance. We welcome the government's announcement yesterday on the re-introduction of liquids in cabin baggage which brings the UK into line with the rest of the EU. We will continue to support the BAA as they work to improve the customer experience across London's airports.


Costs

We expect that total costs, excluding fuel, will be flat compared to last year. Total fuel costs net of hedging for the year are expected to be some GBP400 million higher than last year, based on current prices and sterling dollar exchange rates.


Strategic Developments

British Airways launched a competition for new longhaul aircraft by issuing tender documents to aircraft and engine manufacturers. Airbus, Boeing as well as engine manufacturers Engine Alliance, General Electric and Rolls Royce plus other key component suppliers have been invited to bid. The competition is the first step in a lengthy process before the airline makes a decision on fleet growth and replacement for the next decade. Launching the competition highlights the need to tackle the airline's GBP2.1 billion pension deficit in the New Airways Pension Scheme (NAPS).

Martin George, commercial director, and Iain Burns, British Airways' head of
communications resigned their positions with the airline on October 9.   They
had been on leave of absence since June 2006 when the Office of Fair Trading and the US Department of Justice began an investigation focused on long-haul passenger fuel surcharges. Robert Boyle, British Airways' director of planning was appointed commercial director and Thomas Coops, former communications director at Abbey National, was appointed interim head of corporate and media relations.

The airline launched a promotion offering savings of up to GBP1,455 on Club World return fares to 36 longhaul destinations this winter including New York, Shanghai and Tokyo.

The airline also launched a promotion offering savings of up to GBP185 to US and Canadian ski destinations this winter including Denver, Vancouver and Calgary.


                                      Ends


November 3, 2006
                               109/CW/06


BRITISH AIRWAYS MONTHLY TRAFFIC AND CAPACITY STATISTICS



                                         Month of  October                    Financial year
                                                                            April through to Oct
BRITISH AIRWAYS                                     Change                                 Change
SCHEDULED SERVICES               2006       2005       (%)            2006        2005        (%)
Passengers carried (000)
UK/Europe                        2064       2024      +2.0           14766       14591       +1.2
Americas                          589        615      -4.2            4658        4525       +2.9
Asia Pacific                      165        172      -4.3            1130        1111       +1.7
Africa and Middle East            286        248     +15.3            1990        1714      +16.1
Total                            3104       3059      +1.5           22543       21940       +2.7

Revenue passenger km (m)
UK/Europe                        1960       1869      +4.8           14088       13667       +3.1
Americas                         3983       4139      -3.8           31403       30392       +3.3
Asia Pacific                     1682       1774      -5.2           11494       11416       +0.7
Africa and Middle East           1951       1693     +15.2           13282       11500      +15.5
Total                            9576       9476      +1.1           70268       66974       +4.9

Available seat km (m)
UK/Europe                        2693       2749      -2.1           18730       19264       -2.8
Americas                         5492       5492      -0.0           39314       37687       +4.3
Asia Pacific                     2085       2233      -6.6           14429       14844       -2.8
Africa and Middle East           2512       2210     +13.7           17154       14937      +14.8
Total                           12782      12684      +0.8           89627       86732       +3.3

Passenger load factor (%)
UK/Europe                        72.8       68.0      +4.8 pts        75.2        70.9       +4.3 pts
Americas                         72.5       75.4      -2.9 pts        79.9        80.6       -0.7 pts
Asia Pacific                     80.7       79.4      +1.3 pts        79.7        76.9       +2.8 pts
Africa and Middle East           77.7       76.6      +1.1 pts        77.4        77.0       +0.4 pts
Total                            74.9       74.7      +0.2 pts        78.4        77.2       +1.2 pts

Revenue tonne km (RTK) (m)
Cargo tonne km (CTK)              407        439      -7.2            2810        2804       +0.2
Total RTK                        1375       1380      -0.4            9884        9480       +4.3
Available tonne km (m)           1954       1973      -1.0           13810       13532       +2.1

Overall load factor (%)          70.4       69.9      +0.5 pts        71.6        70.1       +1.5 pts


Certain information included in these statements is forward-looking and involves risks and uncertainties that could cause actual results to differ materially from those expressed or implied by the forward looking statements.

Forward-looking statements include, without limitation, projections relating to results of operations and financial conditions and the Company's plans and objectives for future operations, including, without limitation, discussions of the Company's Business Plan programs, expected future revenues, financing plans and expected expenditures and divestments. All forward-looking statements in this report are based upon information known to the Company on the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

It is not reasonably possible to itemize all of the many factors and specific events that could cause the Company's forward looking statements to be incorrect or that could otherwise have a material adverse effect on the future operations or results of an airline operating in the global economy. Information on some factors which could result in material difference to the results is available in the Company's SEC filings, including, without limitation the Company's Report on Form 20-F for the year ended March 2006.

                                                              Investor Relations
                                                                Waterside (HCB3)
                                                                      PO Box 365
                                                                   Harmondsworth
                                                                         UB7 OGB
                                                        Tel: +44 (0) 20 8738 694